E.B.

19006426

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-68740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Exemplar Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Faneuil Hall Marketplace, South Building, 3rd Fl
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Abraham Marston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exemplar Capital LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Compliance Officer

Title

Please see attached notary certificate.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 28 day of February (Month), 2019, by Abraham Marston (Name of Signer (1)) ~~and~~ ________________ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Cynthia V. Duren
Signature of Notary Public

____
For other required information (Notary Name, Commission No. etc.)

CYNTHIA VICTORIA DUREN
Notary Public - California
Los Angeles County
Commission # 2239999
My Comm. Expires Apr 27, 2022

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Exemplar Capital, LLC
-Oath or Affirmation

containing ______ pages, and dated ________________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
⊗ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Exemplar Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exemplar Capital, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2014.
Abington, Pennsylvania
February 20, 2019

Exemplar Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	32,275
Accounts receivable		10,000
Other		16,686
Total Assets	$	58,961
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	429
		429
Commitments and contingencies		
Member's equity		58,532
Total Liabilities and Member's Equity	$	58,961

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Exemplar Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Exemplar Companies, LLC (the "Parent"). The Company was formed in 2011 as a limited liability company in accordance with the laws of the Commonwealth of Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
The Company recognizes digital currency offering, investment banking success, and corporate advisory fees as earned upon successful fulfillment of contractual obligations and when collection is reasonably assured. Management regularly assesses the need for an allowance against receivables and establishes an allowance when collection probability becomes remote.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and the disclosure of contingent liabilities. Actual results can differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the Commonwealth of Massachusetts are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or Commonwealth examinations by tax authorities for all periods since 2014.

3. GOING CONCERN

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-1 5, (Disclosures of uncertainties about an entity ' s ability to continue as a going concern), Management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of these financial statements, and the Parent has committed to such funding and has stated that it intends to continue to make capital contributions to the Company, if necessary.

4. RELATED PARTIES

The Company and its Parent have entered into an agreement whereby they share office space and office services at no cost to the Company. In addition, the Company and its Parent have entered into an agreement whereby the Parent allocates certain compensation costs. As of December 31, 2018, no amounts were due under this contract.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company's Net Capital was $31,846 which was above the required Net Capital by $26,846. At December 31, 2018, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.01 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2018 and through the date of this report there were no such claims.

7. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted.

Adoption of New Accounting Standard
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

9. SUBSEQUENT EVENTS

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of the financial statements. No such events require disclosure.